Airship AI Holdings, Inc.
8210 154th Ave NE
Redmond, WA  98052

VIA EDGAR

August 28, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Airship AI Holdings, Inc.
Registration Statement on Form S-1
File No. 333-281333

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Airship AI Holdings, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on August 29, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Victor Huang
Victor Huang, Chief Executive Officer